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Exhibit 99.6

Press release

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)
Name of company

BOOKHAM TECHNOLOGY PLC

2)
Name of director

DR GIORGIO ANANIA

3)
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5)
Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)
Number of shares/amount of stock acquired

N/A

8)
Percentage of issued class

N/A

9)
Number of shares/amount of stock disposed

N/A

10)
Percentage of issued class

N/A

11)
Class of security

N/A

13

12)
Price per share

N/A

13)
Date of transaction

N/A

14)
Date company informed

N/A

15)
Total holding following this notification

N/A

16)
Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)
Date of grant

25th September 2003

18)
Period during which or date on which exercisable

  508,898 BECOME EXERCISABLE ON 1ST JANUARY 2004; 203,559 BECOME EXERCISABLE ON 1STAPRIL 2004; 101,779 BECOME EXERCISABLE EVERY QUARTER UNTIL 1ST JANUARY 2007; AND THE BALANCE BECOMES EXERCISABLE AFTER THAT DATE.

19)
Total amount paid (if any) for grant of the option

NIL

20)
Description of shares or debentures involved: class, number

2,035,593 ORDINARY SHARES OF 1/3P EACH

21)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.35 1/4

22)
Total number of shares or debentures over which options held following this notification

5,706,953

23)
Any additional information

24)
Name of contact and telephone number for queries

SHIONA CRANSTOUN (01235) 837853

25)
Name and signature of authorised company official responsible for making this notification

PHILIP DAVIS, COMPANY SECRETARY

Date of Notification 26TH SEPTEMBER 2003

14

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  Exhibit 99.6
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS